Exhibit 99.1

News Release September 17, 2026

Santacruz Silver Announces September 21, 2026 Trading Date on the Toronto Stock Exchange

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ: SCZM) (TSX.V:SCZ) (“Santacruz” or the “Company”) is pleased to announce that it will be graduating to the Toronto Stock Exchange (the “TSX”) effective at market open on September 21, 2026. Following the graduation from the TSX Venture Exchange (the “TSXV”) to the TSX, the common shares of the Company (the “Common Shares”) will continue to trade under the current ticker symbol “SCZ”.

Arturo Préstamo Elizondo, Executive Chairman and CEO, commented, “Graduating to the Toronto Stock Exchange will mark a significant milestone in Santacruz’s journey. Since first listing on the TSX Venture Exchange more than a decade ago, we have transformed the Company into a stronger, more diversified business. This milestone also underscores the execution of our long-term strategy and our commitment to creating sustainable shareholder value. As we continue executing our growth strategy, we believe a TSX listing will enhance our profile, improve access to institutional capital, and help advance our goal of becoming a leading Latin American silver and zinc producer.”

Following the uplisting to the TSX, the Common Shares will no longer trade through the facilities of the TSXV and will be voluntarily delisted from the TSXV after market close on Friday, September 18, 2026. Shareholders are not required to exchange their direct registration system advices, share certificates, or warrant certificates, or to take any other action in connection with the TSX uplisting.

The Company will remain a reporting issuer under applicable Canadian securities laws through the listing transition process from the TSXV to the TSX. The Common Shares will continue to be listed on the Nasdaq Capital Market under the symbol “SCZM”. The Company’s CUSIP number and ISIN for the Common Shares will remain 80280U205 and CA80280U2056, respectively.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapan mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information, please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Eduardo Torrecillas

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

1

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Cautionary and Forward-Looking Statements

This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements regarding the commencement of trading of the Common Shares on the TSX and the voluntary delisting of the Common Shares from the TSXV.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the graduation to the TSX and the commencement of trading will proceed on the anticipated timeline and that the TSXV will process the voluntary delisting as anticipated. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate. These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, the risk that the commencement of trading on the TSX may not occur on the anticipated timeline and the risk that the voluntary delisting from the TSXV may be delayed.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial outlook that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbour.

2